UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 3)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

51job, Inc.
(Name of the Issuer)

51job, Inc.
Garnet Faith Limited
DCP Capital Partners II, L.P.
Oriental Poppy Limited
Mr. Nanyan Zheng
Mr. Tianyi Jiang
Alliance Ascend GP Limited
Alliance Ascend L.P.
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Ascend Holding Limited
Ocean Ascend Limited
Mr. Rick Yan
RY Holdings Inc.
RY Elevate Inc.
51 Elevate Limited
Recruit Holdings Co., Ltd.
Ms. Kathleen Chien
LLW Holding Ltd.
(Names of Persons Filing Statement)
Common Shares, par value US$0.0001 per share
American Depositary Shares, each representing one Common Share
(Title of Class of Securities)
316827104
(CUSIP Number)
51job, Inc. Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888	Garnet Faith Limited DCP Capital Partners II, L.P. Oriental Poppy Limited c/o DCP Capital 21/F, York House, The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 2878 9193

Nanyan Zheng
Tianyi Jiang
Alliance Ascend GP Limited
Alliance Ascend L.P.
Ocean Link Partners II GP Limited
Ocean Link Partners II GP, L.P.
Ocean Link Partners II, L.P.
Ocean Ascend Holding Limited
Ocean Ascend Limited
Unit 2823, 28/F, AIA Central
1 Connaught Road, Central
Hong Kong
Tel: +852 3651 6101
Recruit Holdings Co., Ltd. GranTokyo South Tower 1-9-2 Marunouchi, Chiyoda-ku Tokyo 100-6640 Japan Tel: +81 3 6835 1111	Rick Yan RY Holdings Inc. RY Elevate Inc. 51 Elevate Limited Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888
Kathleen Chien Building 3, No. 1387 Zhang Dong Road Shanghai 201203 People’s Republic of China Tel: +86 21 6160 1888	LLW Holding Ltd. c/o 20F, Tower C Star City International Plaza 10 Jiuxianqiao Road, Chaoyang District Beijing 100016 People’s Republic of China Tel: +86 10 5827 3388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Miranda So, Esq. Davis Polk & Wardwell LLP The Hong Kong Club Building 3A Chater Road, Central Hong Kong Tel: +852 2533 3373	Ian C. Ho, Esq. Simpson Thacher & Bartlett 35th Floor ICBC Tower 3 Garden Road, Central Hong Kong Tel: +852 2514 7600
Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center
5 Dongsanhuan Zhonglu
Chaoyang District
Beijing 100020
People’s Republic of China
Tel: +86 10 5828 6318

Tim Gardner, Esq. William Welty, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Tel: +852 3476 9000	Daniel Dusek, Esq. Joseph Raymond Casey, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	Brian E. Hamilton, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Tel: +1 212 558 4000

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 3 (the “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (as amended, this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)
51job, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the common shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (the “ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)
Garnet Faith Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(c)
DCP Capital Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“DCP Fund”);

(d)
Oriental Poppy Limited, a company incorporated under the laws of the British Virgin Islands (“Oriental Poppy” and, together with DCP Fund, collectively “DCP”);

(e)
Mr. Nanyan Zheng, a citizen of the People’s Republic of China (“Mr. Zheng”);

(f)
Mr. Tianyi Jiang, a permanent resident of Hong Kong (“Mr. Jiang”);

(g)
Alliance Ascend GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Alliance Ascend GP”);

(h)
Alliance Ascend L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Alliance Ascend Fund”);

(i)
Ocean Link Partners II GP Limited, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands (“Ocean Link GP”);

(j)
Ocean Link Partners II GP, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Partners”);

(k)
Ocean Link Partners II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Ocean Link Fund II”);

(l)
Ocean Ascend Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ocean Link Holdco”);

(m)
Ocean Ascend Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean Link SPV” and, together with Mr. Zheng, Mr. Jiang, Alliance Ascend GP, Alliance Ascend Fund, Ocean Link GP, Ocean Link Partners, Ocean Link Fund II and Ocean Link Holdco, collectively “Ocean Link” or the “Ocean Link Filing Persons”);

(n)
Mr. Rick Yan, the chief executive officer of the Company (“Mr. Yan”);

(o)
RY Holdings Inc., a company incorporated under the laws of the British Virgin Islands (“RY Holdings”);

(p)
RY Elevate Inc., a company incorporated under the laws of British Virgin Islands (“RY Elevate”);

(q)
51 Elevate Limited, a company incorporated under the laws of the British Virgin Islands (“51 Elevate”);

(r)
Recruit Holdings Co., Ltd., a company incorporated under the laws of Japan (“Recruit”);

(s)
Ms. Kathleen Chien, the chief operating officer and acting chief financial officer of the Company (“Ms. Chien”); and

(t)
LLW Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“LLW Holding”).

Filing Persons (b) through (q) are collectively referred to herein as the “Buyer Consortium,” Filing Persons (n), (o), (p), (s) and (t) are collectively referred to herein as the “Management Continuing Shareholders,” Recruit and the Management Continuing Shareholders are collectively referred to herein as the “Continuing Shareholders,” and Filing Persons (b) through (t) are collectively referred to herein as the “Participants.”
This Schedule 13E-3 relates to the agreement and plan of merger, dated as of June 21, 2021 and amended as of March 1, 2022, between the Company and Merger Sub (prior to amendment, the “Original Merger Agreement”, and as amended, the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”).
This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Schedule 13E-3.
All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Schedule 13E-3.
Item 10   Source and Amount of Funds or Other Consideration
Item 10 is hereby supplemented by adding the following:
Acquisition Debt Financing
On April 25, 2022, Merger Sub and the Arrangers entered into a second amendment agreement (the “LBO Facilities Second Amendment Agreement”), which provides for certain amendments to the LBO Facilities Agreement. Reference is hereby made to such LBO Facilities Second Amendment Agreement, which is attached hereto as Exhibit (b)-(11) and incorporated herein by reference.
Item 15   Additional Information
Item 15(c) is hereby amended and supplemented as follows:
On April 27, 2022, at 9:00 a.m. (Shanghai time), an extraordinary general meeting of the shareholders of the Company was held at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and authorized each of the directors and officers of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.
On May 6, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Plan of Merger shall be registered by the Registrar of Companies of the Cayman Islands as of May 6, 2022, pursuant to which the Merger became effective on May 6, 2022. As a result of the Merger, the Company will cease to be a publicly traded company and will instead be a private company beneficially owned by the Participants.
At the effective time of the Merger (the “Effective Time”), (a) each Share (other than Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$61.00 per Share and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Share represented by such ADS, was cancelled and ceased to exist in exchange for the right to receive, upon surrender, US$61.00 per ADS (less US$0.05 per ADS cancellation fee payable pursuant to the terms of the deposit agreement dated as of August 8, 2014, among the Company, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) and all holders from time to time of American depositary receipts issued thereunder), in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares (including Shares represented by ADSs) held by the Company or any of its subsidiaries, (ii) Shares (including ADSs corresponding to such Shares) held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company Share Plans (as defined below) (Shares described under the foregoing (i) and (ii) are collectively referred to herein as the “Excluded Shares”), (iii) certain Shares (including Shares represented by ADSs) held by the Continuing Shareholders (the “Continuing Shares”), and (iv) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”). The Excluded Shares were cancelled and ceased to exist without payment of any consideration or distribution therefor. The Continuing Shares were not cancelled and remain outstanding and continue to exist without interruption as the same number of validly issued, fully paid and non-assessable shares of the Surviving Company and the Continuing Shareholders will not receive any payment of consideration therefor. The Dissenting Shares were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.
In addition, at the Effective Time, the Company (a) instructed the ADS Depositary to provide the registered holders of ADSs with the 30 days’ notice required in order to terminate the Company’s ADS program, (b) terminated the Company’s 2009 Share Option Plan adopted in 2009 and 2015 Share Incentive Plan adopted in 2015 (as amended and restated, collectively, the “Company Share Plans”) and all relevant award agreements entered into under the Company Share Plans, and (c) cancelled all options to purchase Shares (the “Company Options”) granted under the Company Share Plans that were then outstanding, whether or not vested. As soon as practicable after the Effective Time, (i) (x)  Mr. David Chao, Mr. Eric He and Mr. Li-Lan Cheng, in respect of each of their respective Company Options, whether vested or unvested, that were outstanding immediately prior to the Effective Time and (y) each other former holder of a Company Option (other than the Company Options listed in Schedule 1 to Amendment No. 1 to the Original Merger Agreement) that vested on or prior to September 30, 2021 and remained outstanding at the Effective Time (each Company Option described under the foregoing (x) and (y), a “Vested Company Option”), that was cancelled at the Effective Time will receive, from the Surviving Company or one of its subsidiaries, an amount in cash, equal to the product of (A) the excess, if any, of US$61.00 over the applicable per share exercise price of such Vested Company Option and (B) the number of Shares underlying such Vested Company Option; and (ii) each former holder of a Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) that was cancelled at the Effective Time will, in exchange therefor, be provided with an employee incentive award pursuant to terms and conditions to be determined by the Surviving Company, which will be substantially the same as the terms and conditions (including as to vesting) under the Company Share Plans and the award agreement with respect to such Unvested Company Option.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (the “Nasdaq”), and the Company will cease to be a publicly traded company. The Company has requested the Nasdaq to file an application on Form 25 with the SEC to remove the ADSs from listing on the Nasdaq and withdraw registration of the common shares under section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company intends to suspend its reporting obligations and terminate registration under section 12(g) of the Exchange Act by filing a certification and notice on Form 15 with the SEC as promptly as practicable. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16   Exhibits
(a)-(1)*
Proxy Statement of the Company dated March 29, 2022.

(a)-(2)*
Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)*
Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)*
Form of ADS Voting Instruction Card, each incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)
Press Release issued by the Company, dated June 21, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on June 22, 2021.

(a)-(6)
Press Release issued by the Company, dated November 8, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on November 8, 2021.

(a)-(7)
Press Release issued by the Company, dated January 12, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 12, 2022.

(a)-(8)
Press Release issued by the Company, dated March 1, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 2, 2022.

(a)-(9)
Press Release issued by the Company, dated March 29, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on March 29, 2022.

(a)-(10)
Press Release issued by the Company, dated April 27, 2022, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on April 27, 2022.

(b)-(1)
Debt Commitment Letter, dated June 21, 2021, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.2 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(b)-(2)
Debt Commitment Letter, dated June 21, 2021, by and between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.3 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(b)-(3)
Facilities Agreement, dated October 21, 2021, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D filed by Mr. Yan with the SEC on November 1, 2021.

(b)-(4)
Amendment to Facilities Agreement, dated March 1, 2022, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.7 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(5)
Facility Agreement, dated October 28, 2021, between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.1 to Amendment No. 8 to Schedule 13D filed by Mr. Yan with the SEC on November 1, 2021.

(b)-(6)
Amendment to Facility Agreement, dated March 1, 2022, between RY Elevate and China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.8 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(7)*
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and between DCP Fund and Merger Sub.

(b)-(8)*
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and between Ocean Link Fund II and Merger Sub.

(b)-(9)
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and among RY Holdings, RY Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.2 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(10)
Amended and Restated Equity Commitment Letter, dated March 1, 2022, by and among 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.3 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(b)-(11)
Second Amendment to Facilities Agreement, dated April 25, 2022, by and among Merger Sub, China Merchants Bank Co., Ltd., Shanghai Branch (招商银行股份有限公司上海分行) and Shanghai Pudong Development Bank Co., Ltd., Shanghai Branch (上海浦东发展银行股份有限公司上海分行).

(c)-(1)*
Opinion of Duff & Phelps, a Kroll business operating as Kroll, LLC, dated June 21, 2021.

(c)-(2)*
Discussion materials prepared by Duff & Phelps, a Kroll business operating as Kroll, LLC, for discussion with the special committee of the board of directors of the Company, June 21, 2021.

(c)-(3)*
Opinion of Duff & Phelps, a Kroll business operating as Kroll, LLC, dated March 1, 2022, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(4)*
Discussion materials prepared by Duff & Phelps, a Kroll business operating as Kroll, LLC, for discussion with the special committee of the board of directors of the Company, dated March 1, 2022.

(d)-(1)*
Agreement and Plan of Merger, dated June 21, 2021, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)*
Amendment No. 1 to Agreement and Plan of Merger, dated March 1, 2022, between the Company and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(3)
Support Agreement, dated June 21, 2021, by and among Merger Sub, Mr. Yan, RY Holdings, RY Elevate, Ms. Chien and LLW Holding, incorporated herein by reference to Exhibit 99.6 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(4)
Support Agreement, dated June 21, 2021, by and among Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate, incorporated herein by reference to Exhibit 99.7 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(5)
Amendment No. 1 to Support Agreement, dated March 1, 2022, by and among Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate, incorporated herein by reference to Exhibit 99.5 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(d)-(6)*
Consent Letter, dated March 1, 2022, from the Company to Merger Sub, Recruit, Oriental Poppy, Ocean Ascend and RY Elevate.

(d)-(7)*
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by DCP Fund in favor of the Company.

(d)-(8)*
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by Ocean Link Fund II in favor of the Company.

(d)-(9)
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by Recruit in favor of the Company, incorporated herein by reference to Exhibit 99.12 to Amendment No. 12 to Schedule 13D filed by Recruit with the SEC on March 2, 2022.

(d)-(10)
Amended and Restated Limited Guarantee, dated March 1, 2022, issued and delivered by RY Holdings and RY Elevate in favor of the Company, incorporated herein by reference to Exhibit 99.6 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(d)-(11)
Interim Investors Agreement, dated June 21, 2021, by and among Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy, Ocean Link SPV, 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.8 to Amendment No. 7 to Schedule 13D filed by Mr. Yan with the SEC on June 22, 2021.

(d)-(12)
Amendment No. 1 to Interim Investors Agreement, dated March 1, 2022, by and among Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy, Ocean Link SPV, 51 Elevate and Merger Sub, incorporated herein by reference to Exhibit 99.4 to Amendment No. 10 to Schedule 13D filed by Mr. Yan with the SEC on March 2, 2022.

(f)-(1)*
Dissenters’ Rights, incorporated herein by reference to the information set forth in the Proxy Statement under the caption “Dissenters’ Rights.”

(f)-(2)*
Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238, incorporated herein by reference to Annex D to the Proxy Statement.

(g)
Not applicable.

107*
Filing Fee Table.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 6, 2022
51job, Inc.
By:
/s/ Li-Lan Cheng

Name: Li-Lan Cheng
Title:  Member of the Special Committee
Garnet Faith Limited
By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
DCP Capital Partners II, L.P.
By:
DCP General Partner II, Limited, its general partner

By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
Oriental Poppy Limited
By:
/s/ Julian Juul Wolhardt

Name: Julian Juul Wolhardt
Title:  Director
Nanyan Zheng
/s/ Nanyan Zheng

Tianyi Jiang
/s/ Tianyi Jiang

Alliance Ascend GP Limited
By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:    Director
Alliance Ascend L.P.
By:
Alliance Ascend GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:    Director

Ocean Link Partners II GP Limited
By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:     Director
Ocean Link Partners II GP, L.P.
By:
Ocean Link Partners II GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name:  Tianyi Jiang
Title:     Director
Ocean Link Partners II, L.P.
By:
Ocean Link Partners II GP, L.P., its general partner

By:
Ocean Link Partners II GP Limited, its general partner

By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Ocean Ascend Holding Limited
By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Ocean Ascend Limited
By:
/s/ Tianyi Jiang

Name: Tianyi Jiang
Title:  Director
Rick Yan
/s/ Rick Yan

RY Holdings Inc.
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director
RY Elevate Inc.
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director
51 Elevate Limited
By:
/s/ Rick Yan

Name: Rick Yan
Title:  Director

Recruit Holdings Co., Ltd.
By:
/s/ Masumi Minegishi

Name: Masumi Minegishi
Title:  Representative Director, Chairperson
Kathleen Chien
/s/ Kathleen Chien

LLW Holding Ltd.
By:
/s/ Tao Wang

Name: Tao Wang
Title:  Director